The Investment Company of America
333 South Hope Street
Los Angeles, California 90071

Telephone (213) 486-9200
Fax (213) 486-9455

For period ending 12/31/09
File number 811-00116

77C.           The Board of Directors of The Investment Company of America presented several proposals to its shareholders.  These measures were designed to increase investment flexibility, streamline fund administration and reduce expenses.  The fund’s shareholder meeting was held November 24, 2009 (adjourned from October 27, 2009).

The results of the proposals submitted to vote for The Investment Company of America are as follows:

Election of Directors:

Director	Votes For	Votes Withheld
Louise H. Bryson	1,619,759,289	43,107,327
Mary Anne Dolan	1,619,619,734	43,246,882
James G. Ellis	1,619,602,700	43,263,916
Leonard R. Fuller	1,619,430,202	43,436,414
William D. Jones	1,619,408,590	43,458,026
L. Daniel Jorndt	1,619,659,702	43,206,914
William H. Kling	1,618,861,611	44,005,005
James B. Lovelace	1,619,672,286	43,194,330
John G. McDonald	1,618,750,065	44,116,551
Bailey Morris-Eck	1,619,332,777	43,533,839
Donald D. O'Neal	1,619,621,585	43,245,031
Olin C. Robison	1,619,419,846	43,446,770
Steven B. Sample	1,619,495,990	43,370,626

Approval of an agreement to reorganize the fund from a Delaware Corporation into a Delaware Statutory Trust:

Votes For	Votes Against	Votes Abstaining*
1,349,806,489	33,929,526	279,130,601

Approval to update the fund’s fundamental investment policies:
a.	Policy regarding borrowing
b.	Policy regarding issuance of senior securities
c.	Policy regarding underwriting
d.	Policy regarding investments in real estate or commodities
e.	Policy regarding lending
f.	Policy regarding industry concentration
g.	The elimination of certain policies

	Votes For	Votes Against	Votes Abstaining*
3a.	1,344,707,619	39,334,431	278,824,566
3b.	1,343,572,987	39,290,767	280,002,862
3c.	1,345,633,865	36,673,240	280,559,511
3d.	1,341,258,755	42,306,542	279,301,319
3e.	1,339,919,296	42,513,609	280,433,711
3f.	1,347,379,163	35,015,946	280,471,507
3g.	1,338,813,396	40,903,834	283,149,386

Approval of a policy allowing Capital Research and Management Company to appoint subsidiary advisers to manage the day-to-day investment activities of the fund without additional shareholder approval:

Votes For	Votes Against	Votes Abstaining*
1,330,806,153	50,727,524	281,332,939

Approval of amendments to the fund’s Investment Advisory and Service Agreement with Capital Research and Management Company:

Votes For	Votes Against	Votes Abstaining*
1,336,500,228	42,931,382	283,435,006

Approval of a form of Subsidiary Agreement and appointment of subsidiary advisor(s) for the fund:

Votes For	Votes Against	Votes Abstaining*
1,331,997,732	48,480,509	282,388,375

Approval to consider a proposal submitted by shareholders of the fund that requests the Board of the Fund to “institute procedures to prevent holding investments in companies that, in the judgment of the Board, substantially contribute to genocide or crimes against humanity, the most egregious violation of human rights:”

Votes For	Votes Against	Votes Abstaining
146,771,964	1,203,475,209	70,182,906

*Includes broker non-votes.